Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 Tel: 212.859.8000 Fax: 212.859.4000 www.friedfrank.com

August 21, 2013

Ms. Ivette Leon

Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Media General, Inc.

Registration Statement on Form S-4

Filed July 19, 2013

File No. 333-190051

Dear Ms. Leon:

Media General, Inc. (“Media General”, “we”, “us” or “our”) has received the comment letter, dated August 13, 2013 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission ( the “Commission”) with respect to Media General’s Registration Statement on Form S-4 filed with the Commission on July 19, 2013, File No. 333-190051 (the “Registration Statement”).

Further to our telephone conference call with you and your colleagues on August 20, 2013, Fried, Frank, Harris, Shriver & Jacobson LLP, on behalf of Media General, is writing you this letter to respond to Comment #20 included in the Comment Letter. We intend to submit to the Staff shortly a response letter addressing all other comments included in the Comment Letter, together with an amendment to the Registration Statement.

For your convenience, Comment #20 from the Comment Letter is set forth in bold, italicized text below, and our response follows.

Accounting Treatment of the Transaction, page 92 of the Registration Statement

We note that you will account for the Young transaction using the purchase method of accounting and that you concluded that Media General will be the accounting acquirer, notwithstanding that Young equity holders will own approximately 67.5% of the fully diluted shares of the combined company. Also we note that one of the factors supporting your conclusion is that the current President and Chief Executive Officer and Chief Financial Officer of Media General will serve as President and Chief Executive Officer and Chief Financial Officer of the combined company and that all but two of the remaining officers of the combined company will be current Media General officers. Further we note that in connection with the 2014 Annual Meeting of the Stockholders of the combined company, Young designees will control the Board and certain of its committees as follows:

●	the size of the Board will be reduced to 11, consisting of 5 Media General designees, 5 Young designees, and one additional person selected by the Nominating Committee;

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●	Young designees comprise the majority of the Nominating Committee;
●	Young designees will chair the Nominating Committee and the Compensation Committee of the Board;
●	The Board of Directors may form a new Executive Committee since the existing Executive Committee of Media General will be disbanded.

It is unclear to us how you concluded that the Board of Directors of Media General will control the combined entity given that the composition of the board will shift to Young within a short period of time after the acquisition. Tell us in detail the consideration that you gave to each of the factors in ASC 805-10-55-12 to support your conclusion that Media General is the accounting acquirer for financial reporting purposes.

Response:

Media General reviewed in detail the factors in ASC 805-10-55-12 as well as ASC 805-10-55-13, -14 and -15. Based on our review and after analyzing these factors in the context of the facts and circumstances to the proposed transaction taken as a whole, we concluded that that Media General is the accounting acquirer of Young for financial accounting purposes. As more fully detailed below, Media General’s conclusion was based on the following:

●	Media General is the existing public company and will be issuing shares of its publicly listed common stock to Young’s equity holders.

●

Although the former equity holders of Young will after the completion of the transaction initially hold approximately 67.5% of the outstanding common stock of the combined company, Media General has concluded that this factor is not determinative of the accounting acquirer in light of the following:

●

The disparity in share ownership is driven almost entirely by the fact that Media General has a significantly greater level of debt than Young because Young was able to eliminate substantially all of its debt upon emergence from bankruptcy in 2010. Absent the bankruptcy, both companies would have had a significant debt burden and the stock split in a merger would be closer to even, if not favoring Media General, and the analysis of which entity would be the accounting acquirer would be fairly straight-forward in favor of Media General.

●	Young’s current equity holders received their Young equity relatively recently in connection with Young's emergence from bankruptcy in 2010.

●

We understand that a significant motivation of Young to engage in the proposed transaction was a desire to provide liquidity to Young’s equity holders. As such, at Young’s insistence, Media General agreed to file with the SEC (as promptly as practicable following the time that Media General’s Registration Statement on Form S-4 is declared effective) a shelf registration statement on Form S-3 under which Young equity holders will be able to resell the shares they will receive in the transaction and, if requested by the Young equity holders, conduct underwritten secondary offerings to facilitate the resale of those shares. Young has informed Media General that it expects Young equity holders to request that Media General conduct an underwritten secondary offering shortly after closing and that a significant number of their shares will be resold to the public in that offering. In light of the foregoing (including the fact that Young’s current equity holders were initially investors in Young’s debt, not its equity), Media General expects that a significant percentage of the combined company shares that will be issued to Young equity holders in the proposed transaction will be resold to the public by those holders within a relatively short period after closing of the transaction. We expect that these sales will meaningfully reduce the 67.5% ownership figure mentioned above.

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●

Standard General LP, the largest stockholder of Young, has entered into an agreement with Media General pursuant to which it has agreed to abide by standstill restrictions, including a restriction on its ability to form a “group” (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with any other stockholder of Media General (including former equity holders of Young) following the closing of the transaction. In addition, we are not aware of any other equity holder of Young who is expected to form such a “group” or file a Schedule 13D or 13G disclosing such a “group” following the closing of the transaction.

●

Initially, the pre-transaction directors of Media General will comprise 9 members of the 14-person Board of Directors of the combined company. Moreover, the existing Chairman and Vice-Chairman of Media General will be Chairman and Vice-Chairman of the combined company. As such, initially the combined company Board will be subject to control by the pre-transaction directors of Media General, although there will be supermajority approval requirements applicable to certain significant corporate actions.

●

As the Staff noted, at the 2014 annual meeting, the size of the Board of Directors will be reduced to 11 members and the Board’s nominees for election at that meeting will be comprised of five pre-transaction Media General directors, five former Young directors, and one additional person who will be selected by the Nominating Committee of the Board. Because only five of the 11 nominees will be former Young directors, even if all of the Board’s nominees are elected at the 2014 annual meeting, the former Young directors will not constitute a majority of the Board after the 2014 annual meeting. While the Nominating Committee that will select the 11th nominee of the Board will be composed of three former Young directors and two pre-transaction Media General directors, the committee members will be required to act in accordance with their fiduciary duties to all of Media General’s stockholders, not just the former Young stockholders. For the reasons noted above, we expect that between the closing of the transaction and the 2014 annual meeting, a significant percentage of the combined company shares held by the former Young stockholders will be sold. At the time the Nominating Committee selects the 11th nominee for the 2014 annual meeting, a majority of the combined company shares may well be held by persons other than former Young equity holders.

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●

In addition, it will be the shareholders of the combined company on the record date for the 2014 annual meeting (not the Nominating Committee) that will ultimately have the power to determine who the directors of Media General will be after that meeting. A majority of the combined company shares may well be held by persons other than former Young equity holders at that time.

●

The Chief Executive Officer, Chief Financial Officer, Controller and Chief Accounting Officer and General Counsel of Media General will continue in these positions with the combined company. In addition, all but two of the other senior management positions at the combined company will be filled by existing Media General executives.

●

Media General is larger than Young in terms of size with respect to assets, revenues, number of stations, and number of employees and, as such, will be contributing a greater amount of assets and revenues and number of stations and employees to the combined company than will Young. For example, the corporate staff of Young has 15 employees. In contrast, Media General has in excess of 100 employees at corporate and in centralized roles.

●

Media General initiated the transaction. RBC Capital Markets, Media General’s financial advisor, initially suggested the transaction to Media General and, at the direction of Media General, initiated discussion of the transaction with Young.

●	The combined company will be named Media General and Media General’s headquarters will be the headquarters of the combined company.

●

We believe the stockholders of Media General see their company following the transaction being run by the same management, from the same location, and with the same set of internal controls, but having a stronger balance sheet that has been de-levered as a result of the transaction, and greater size to assist with negotiations with broadcast partners and vendors.

Media General has discussed the foregoing with its local audit partner and with the National Office of Deloitte & Touche LLP. Deloitte & Touche LLP concurs with the analysis above and with the conclusion that Media General is the accounting acquirer.

Media General’s detailed analysis of each factor in ASC 805-10-55-12 through -15 follows.

55-12 In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.

In the merger, Media General, an existing public company, will be the issuing entity, which will issue 60.2 million shares of common stock listed on the NYSE to Young equity holders.

This factor suggests that Media General is the accounting acquirer.

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55-12 a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

After the transaction is consummated, the former equity holders of Young will initially hold approximately 67.5% of the outstanding common stock of the combined company (whereas Media General’s pre-transaction stockholders will hold approximately 32.5%). Taken by itself, this factor suggests that Young is the accounting acquirer.

However, Media General has concluded that this factor is not determinative of the accounting acquirer in light of the following:

●     The disparity in share ownership is driven almost entirely by the fact that Media General has a significantly greater level of debt than does Young because Young was able to eliminate substantially all of its debt when it emerged from bankruptcy in 2010.

●    Young’s current equity holders received their Young equity relatively recently in connection with Young's emergence from bankruptcy in 2010. We also understand that a significant motivation of Young to engage in the proposed transaction was a desire to provide liquidity to Young’s equity holders. As such, at Young’s insistence, Media General agreed to file with the SEC (as promptly practicable following the time that Media General’s Registration Statement the Form S-4 is declared effective) a shelf registration statement on Form S-3 under which Young equity holders will be able to resell the shares they will receive in the transaction and, if requested by the Young equity holders, conduct underwritten secondary offerings to facilitate the resale of those shares. Young has informed Media General that it expects Young equity holders to request that Media General conduct an underwritten secondary offering shortly after closing and that a significant number of their shares will be resold to the public in that offering. In light of the foregoing (including the fact that Young’s current equity holders were initially investors in Young’s debt, not its equity), Media General expects that a significant percentage of the combined company shares that will be issued to Young equity holders in the proposed transaction will be resold to the public by those holders within a relatively short period after closing of the transaction. We expect that these sales will meaningfully reduce the 67.5% ownership figure noted above.

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55-12 b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Prior to the business combination, Standard General LP, the largest stockholder of Young, held 41% of the Young equity. Prior to the business combination, entities affiliated with Mario Gabelli, the largest Media General stockholder, held 31% of the Class A Common Stock and the D. Tennant Bryan Media Trust held 85% of the Class B Common Stock and controlled Media General. As a result of the reclassification merger, the Class B Common Stock will be exchanged and will no longer have special rights to appoint Media General directors.

After the transaction, based on their current interests, Standard General is expected to own approximately 28% of the combined company, another former Young stockholder is expected to own approximately 14%, and entities affiliated with Mario Gabelli are expected to own approximately 10% of the shares of the combined company.

This factor suggests that Young is the accounting acquirer.

55-12 c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

From the date of closing of the transaction (expected to be in October 2013) until Media General’s annual stockholder meeting in April 2014, the Board of Directors of the combined company will be comprised of nine pre-transaction Media General directors and five former Young directors. A supermajority vote of 10 members of the Board of Directors will be required to approve certain significant corporate actions, including any merger, change in board size or the structure or authority of any Board committee, change in executive officers, or change to the charter or by-laws. Moreover, the existing Chairman and Vice-Chairman of Media General will be Chairman and Vice-Chairman of the combined company. As such, initially the combined company Board will be subject to control by the pre-transaction directors of Media General, subject to the supermajority approval requirements noted above.

At the 2014 annual meeting, the size of the Board of Directors will be reduced to 11 members and the Board’s nominees for election at that meeting will be comprised of five pre-transaction Media General directors, five former Young directors, and one additional person who will be selected by the Nominating Committee of the Board. As such, even if the Board’s nominees are elected at the 2014 annual meeting, the former Young directors will not constitute a majority of the Board after the 2014 annual meeting. Moreover, although the Nominating Committee that will select the 11th nominee of the Board will be composed of three former Young directors and only two pre-transaction Media General directors, the committee members, in making their selection will be required to act in accordance with their fiduciary duties to all of Media General’s stockholders, not just the former Young stockholders.

In addition, for the reasons noted above, we expect that between the closing of the transaction and the 2014 annual meeting, a significant percentage of the combined company shares held by the former Young stockholders will be sold. As such, at the time the Nominating Committee selects the 11th director (and by the time of the 2014 annual meeting), a majority of the combined company shares may well be held by persons other than former Young equity holders. It will be those shareholders (not the Nominating Committee) that will ultimately have the power to determine at the 2014 annual meeting who the directors of Media General will be are after that meeting.

This factor is mixed. It initially suggests, to some extent, that Media General is the accounting acquirer. However, since neither party’s pre-transaction shareholders can necessarily elect or appoint a majority of the Board at the 2014 annual meeting, this factor may be best viewed as neutral.

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55-12 d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity

The senior management of Media General after the combination will include the pre-transaction Media General CEO as the continuing CEO, the pre-transaction Media General CFO as the continuing CFO, and the pre-transaction Young CEO as the COO. The continuing CEO and CFO have employment agreements with a term of three years. Media General has not previously had employment agreements for executive officers. Including those above, 9 of 11 officers, including Media General’s Controller and Chief Accounting Officer and General Counsel, will be former Media General employees.

This factor suggests that Media General is the accounting acquirer.

55-12 e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

The exchange ratio contained in the merger agreement is 730.6171 shares of Media General common stock for each share of Young common stock. Young shares are not traded on any exchange so it is not possible to determine whether the market value of the combined company shares being issued to the Young equity holders represents a premium to the pre-transaction value of the Young equity.

Each share of Class A Common Stock and Class B Common Stock of Media General will be exchanged in the reclassification merger for one share of the combined company, without the payment of any premium to either the holders of the shares of Class A Common Stock or Class B Common Stock of Media General.

This factor is neutral.

55-13 The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

At December 31, 2012, Media General had assets of $773 million and for the year ended December 31, 2012 had revenue of $360 million. At December 31, 2012, Young had assets of $481 million and for the year ended December 31, 2012 had revenues of $228 million. Media General operates 18 network-affiliated television broadcast stations compared to 13 network-affiliated television broadcast stations operated by Young. In addition, Media General has approximately 50% more employees than Young, including approximately 100 in corporate and in centralized roles compared to a corporate staff of Young of 15 employees.

This factor suggests that Media General is the accounting acquirer.

55-14 In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

RBC Capital Markets, Media General’s financial advisor, initially suggested the potential transaction, and at Media General’s request, initiated discussions of a transaction with Young.

This factor suggests that Media General is the accounting acquirer.

55-15 A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

The new entities created for the purposes of effecting the business combination are wholly owned subsidiaries of Media General. This factor is not applicable or neutral.

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If you have any questions with respect to the foregoing, please do not hesitate to call me at (212) 859-8763 or Timothy J. Mulvaney, Chief Accounting Officer and Controller of Media General, at (804) 317-5345.

Sincerely,

/s/ Philip Richter

Philip Richter

cc:      Via E-mail

Andrew Carington (Media General)

Timothy Mulvaney (Media General)

Chris Eisenhardt (Young)

Gail Steiner (Young)

Jonathan Levitsky (Debevoise & Plimpton)

John Sorkin (Fried Frank)

Larry Spirgel (SEC)

Kathryn Jacobson (SEC)

Ajay Koduri (SEC)